Filed by KMG Chemicals, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: KMG Chemicals, Inc.

Commission File No.: 001-35577

A Message from the CEO:

Dear Fellow KMG Employee,

Today is an exciting and historic day for KMG as we build on our success and evolve as a company and as an organization. KMG has agreed to be acquired by Cabot Microelectronics Corporation (Nasdaq: CCMP), a leading global supplier of semiconductor materials, in a cash and stock transaction that values KMG at an implied value of $79.50 per share with a total enterprise value of $1.6 billion. The transaction has been unanimously approved by the Boards of Directors of both companies and is expected to close at the end of calendar year 2018 or early 2019.

The combination of KMG and Cabot is a great fit, bringing together two world-class organizations who share a commitment to operational excellence and a focus on delivering exceptional products and services to our global customers. Our market-leading high purity process chemicals business complements Cabot’s existing semiconductor materials business, and our performance materials business provides Cabot with innovative products and capabilities in attractive new markets. Together, Cabot and KMG will benefit from increased size, scale and geographic breadth, enabling the combined company to more comprehensively and efficiently serve global customers. As a substantially larger company, KMG and Cabot together also will have far greater financial capacity to make future strategic acquisitions.

This transaction and the future growth opportunities it provides would not have been possible without your dedication, focus and passion. Thanks to your efforts, KMG has made tremendous progress over the past several years, expanding and strengthening our electronic chemicals business while building a robust growth platform in performance materials. Our financial performance and achievements have not gone unnoticed by our peers, and we can feel proud that our success has positioned KMG for an even brighter future as we join with Cabot to strengthen our industry leadership and further enhance our value to customers.

Upon completion of the transaction, I will step down as CEO and transition to an advisory role to assist during the integration process. It has been my great privilege and honor to lead KMG over the past five years, and I wish to express my gratitude and appreciation to everyone here who has contributed to KMG’s growth and success.

For your information, attached is the press release that was issued this morning.

Thank you,

Chris

Required Legal Notices

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction between KMG and Cabot Microelectronics. In connection with the proposed transaction, Cabot Microelectronics will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), with respect to the registration of the shares of common stock of Cabot Microelectronics to be issued in the proposed transaction, which will include the prospectus of Cabot Microelectronics and the proxy statement of KMG related to KMG’s special meeting of KMG’s shareholders to consider the proposal to adopt the Merger Agreement (collectively, “Proxy Statement/Prospectus”), as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will also be sent to KMG’s shareholders. This communication is not a substitute for the Registration Statement and Proxy Statement/Prospectus that Cabot Microelectronics and KMG will file with the SEC or any other documents that KMG or Cabot Microelectronics may file with the SEC or send to shareholders of KMG in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF KMG ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY KMG OR CABOT MICROELECTRONICS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus (when available) and other relevant documents filed or that will be filed by KMG or Cabot Microelectronics with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement, Proxy Statement/Prospectus and other relevant documents filed by KMG with the SEC will be available free of charge on KMG’s internet website at https://kmgchemicals.com/ or by contacting KMG’s Investor Relations Department at 817-761-6006. Copies of the registration statement, Proxy Statement/Prospectus and other relevant documents filed by Cabot Microelectronics with the SEC will be available free of charge on Cabot Microelectronics’ internet website at https://www.cabotcmp.com/ or by contacting Cabot Microelectronics’ Investor Relations Department at (630) 499-2600.

No Offer or Solicitation

This communication does not constitute an offer to sell, or an invitation to subscribe for or purchase, or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

KMG, Cabot Microelectronics, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of KMG in connection with the proposed transaction. Information about the directors and executive officers of KMG is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on November 3, 2017. Information about the directors and executive officers of Cabot Microelectronics is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on January 23, 2018. Additional information regarding the participants and other persons who may be deemed participants in the proxy solicitation in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication may contain certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of KMG, its expectations relating to the proposed transaction with Cabot Microelectronics and its future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about KMG’s management’s beliefs and expectations, are forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. While KMG believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond KMG’s control. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from KMG’s current expectations depending upon a number of factors affecting KMG’s business and risks associated with the successful execution and integration of the proposed transaction with Cabot Microelectronics and the performance of Cabot Microelectronics’ businesses following such transaction. These factors include, among others, the successful completion of the proposed transaction with Cabot Microelectronics; the ability to successfully implement plans and other key strategies for the integration of the proposed transaction and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the receipt and timing of required regulatory approvals for the proposed transaction; the ability to finance the proposed transaction; the inherent uncertainty associated with financial projections; changes in economic and business conditions; changes in financial and operating performance of major customers and industries and markets served by KMG or Cabot Microelectronics; the timing of orders received from customers of KMG or Cabot Microelectronics; the gain or loss of significant customers of KMG or Cabot Microelectronics; competitive pressures in all markets in which KMG and Cabot Microelectronics operate; changes in the demand for products; limitations or prohibitions on the manufacture and sale of products; availability of raw materials; changes in the cost of raw materials and energy; changes in markets in general; changes in laws and government regulation impacting operations or products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting manufacturing operations; changes in accounting standards; changes in the jurisdictional mix of the earnings of KMG or Cabot Microelectronics and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions that KMG or Cabot Microelectronics may make in the future; and such other risks and uncertainties detailed in KMG’s periodic public filings with the SEC, including, but not limited, to those discussed under “Risk Factors” in KMG’s Form 10-K for the fiscal year ended July 31, 2017, in KMG’s subsequent filings with the SEC and in other investor communications of KMG from time to time. KMG does not undertake to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

300 Throckmorton Street Fort Worth, TX 76102

Cabot Microelectronics Corporation to Acquire KMG Chemicals

•	Significantly expands capabilities across consumables-based electronic materials, and adds high quality, growth-oriented performance materials products

•	Leverages combined strengths in semiconductor materials to further enhance operating performance of the combined company

•	Electronic Chemicals business complements existing CMP product offerings and increases customer touchpoints with the world’s leading semiconductor manufacturers

•	Performance Materials business provides exposure to new end-markets with attractive growth and profitability characteristics

•	$1.6B enterprise value transaction with an implied multiple of 10.9x EBITDA after adjusting for $25M in estimated annual cost synergies

•	Transaction is expected to close near the end of calendar 2018, and to be significantly accretive to cash flow and accretive to earnings in year one, excluding one-time acquisition related costs

AURORA, Ill. and FORT WORTH, Tx.—August 15, 2018—Cabot Microelectronics Corporation (Nasdaq: CCMP), the world’s leading supplier of chemical mechanical planarization (CMP) polishing slurries and second largest CMP pads supplier to the semiconductor industry, and KMG Chemicals, Inc. (NYSE: KMG), a global provider of specialty chemicals and performance materials, have entered into a definitive agreement under which Cabot Microelectronics will acquire KMG in a cash and stock transaction with a total enterprise value of approximately $1.6 billion. Under the terms of the agreement, KMG shareholders will be entitled to receive, per KMG share, $55.65 in cash and 0.2000 of a share of Cabot Microelectronics common stock, which represents an implied per share value of $79.50 based on the volume weighted average closing price of Cabot Microelectronics common stock over the 20-day trading period ended on August 13, 2018. The transaction has been unanimously approved by the Boards of Directors of both companies and is expected to close near the end of calendar year 2018.

The combined company is expected to have annual revenues of approximately $1 billion and approximately $320 million in EBITDA, including synergies, extending and strengthening Cabot Microelectronics’ position as one of the leading suppliers of consumable materials to the semiconductor industry. Additionally, the combined company will be a leading global provider of performance products and services for improving pipeline operations and optimizing throughput.

Phone: 817.761.6100 ● Fax: 817.720.1043

www.kmgchemicals.com ● NYSE: KMG

“We are excited about the combination of two world-class organizations with dedicated and talented employees that provide innovative, high quality solutions to solve our customers’ most demanding challenges,” said David Li, President and CEO of Cabot Microelectronics. “KMG’s industry-leading electronic materials business is highly complementary to our CMP product portfolio, while its performance materials business broadens our product offerings into the fast-growing industry for pipeline performance products and services. We welcome KMG’s employees to our team and look forward to our future together as one company.”

Chris Fraser, KMG Chairman and CEO, said, “This is an outstanding combination, bringing together two leading companies that will benefit from increased size, scale and geographic reach. For KMG shareholders, this transaction creates significant and immediate value while also providing participation in the future growth of the combined company. Thanks to the dedication and hard work of KMG employees around the world, KMG has achieved significant progress over the past several years, and I am confident that Cabot Microelectronics will continue to build on this success to further enhance value for our shareholders.”

Transaction Highlights

The purchase price represents a total enterprise value for KMG of approximately $1.6 billion, inclusive of KMG’s net debt, or approximately 10.9x KMG’s estimated FY18 adjusted EBITDA post $25 million of estimated annual cost synergies.

Under the terms of the transaction, KMG shareholders will receive a combination of $55.65 in cash and 0.2000 shares of Cabot Microelectronics common stock per share of KMG common stock.

The transaction is expected to be significantly accretive to Cabot Microelectronics’ free cash flow and accretive to adjusted earnings per share in year one, excluding any acquisition and integration related costs. Cabot Microelectronics expects to achieve $25 million of annual run-rate cost synergies within the first two years after closing the transaction.

The transaction is subject to the satisfaction of customary closing conditions, including HSR clearance and approval by KMG shareholders. Cabot Microelectronics expects to finance the cash portion of the transaction consideration through a combination of existing cash and additional debt supported by commitments from its key lenders.

After the close of the transaction, it is intended that Mr. Fraser becomes an advisor to Cabot Microelectronics during the integration. His extensive experience across the electronic chemicals and performance materials industries is expected to benefit the combined company with its integration efforts, customer and supplier relationships, and revenue expansion.

Cabot Microelectronics has retained Goldman Sachs & Co. LLC as its financial advisor and Wachtell, Lipton, Rosen & Katz as its legal counsel in the proposed transaction.

Phone: 817.761.6100 ● Fax: 817.720.1043

www.kmgchemicals.com ● NYSE: KMG

5

KMG is advised in the transaction by KeyBanc Capital Markets Inc. as financial advisor with Shearman & Sterling LLP and Haynes and Boone, LLP as legal counsel.

The transaction will be supported by committed financing led by J.P. Morgan, Bank of America, and Goldman Sachs & Co. LLC.

RELATED SLIDE PRESENTATION

A slide presentation related to Cabot Microelectronics’ acquisition of KMG Chemicals is available in the Events and Presentations section of the Investor Relations center at ir.cabotcmp.com at approximately the same time that this press release is issued.

CONFERENCE CALL

Cabot Microelectronics Corporation will host an investor call with KMG Chemicals to discuss the acquisition at 10:00 a.m. Eastern Time (9:00 a.m. Central Time) on Wednesday, August 15. The conference call will be available via live webcast and replay from Cabot Microelectronics’ website, www.cabotcmp.com, or by phone at (844) 825-4410. Callers outside the U.S. may dial (973) 638-3236. The conference code for the call is 4252019. A transcript of the formal comments made during the conference call will also be available in the Investor Relations section of Cabot Microelectronics’ website following the call.

ABOUT CABOT MICROELECTRONICS CORPORATION

Cabot Microelectronics Corporation, headquartered in Aurora, Illinois, is the world’s leading supplier of CMP polishing slurries and second largest CMP pads supplier to the semiconductor industry. The company’s products play a critical role in the production of advanced semiconductor devices, helping to enable the manufacture of smaller, faster and more complex devices by its customers. The company’s mission is to create value by delivering high-performing and innovative solutions that solve its customers’ challenges. The company has approximately 1,150 employees on a global basis. For more information about Cabot Microelectronics Corporation, visit www.cabotcmp.com or contact Colleen Mumford, Director of Investor Relations, at 630-499-2600.

ABOUT KMG CHEMICALS

KMG Chemicals, Inc., through its subsidiaries, produces and distributes specialty chemicals and performance materials for the semiconductor, industrial wood preservation, and pipeline and energy markets. For more information, visit the Company’s website at www.kmgchemicals.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Cabot Microelectronics and KMG, the expected benefits and synergies of the proposed transaction and the capital structure of the combined company. Statements that are not historical facts, including statements about Cabot Microelectronics’ and KMG’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on current expectations of Cabot Microelectronics’ and KMG’s management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from

Phone: 817.761.6100 ● Fax: 817.720.1043

www.kmgchemicals.com ● NYSE: KMG

6

those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner or at all; the ability to successfully integrate KMG’s business with Cabot Microelectronics following the closing; the risk that Cabot Microelectronics and KMG will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Cabot Microelectronics’ and KMG’s business and their respective relationships with customers, suppliers, distributors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Cabot Microelectronics’ and KMG’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Cabot Microelectronics’ and KMG’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, neither Cabot Microelectronics nor KMG undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Cabot Microelectronics will file with the SEC a registration statement of Cabot Microelectronics on Form S-4 (the “registration statement”) that will include a proxy statement of KMG and that will also constitute a prospectus of Cabot Microelectronics (the “proxy statement/prospectus”). KMG will mail the proxy statement/prospectus to its shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT MICROELECTRONICS, KMG AND THE PROPOSED TRANSACTION. The registration statement, proxy statement/prospectus and other documents filed by Cabot Microelectronics with the SEC may be obtained free of charge at Cabot Microelectronics’ website at www.cabotcmp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Cabot Microelectronics by requesting them by mail at Cabot Microelectronics Corporation, 870 North Commons Drive, Aurora, Illinois 60504, Attention: Investor Relations, or by telephone at (630) 499-2600. The proxy statement/prospectus and other documents filed by KMG with the SEC may be obtained free of charge at KMG’ website at www.kmgchemicals.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from KMG by requesting them by mail at KMG Chemicals, Inc., 300 Throckmorton Street, Fort Worth, TX 76102, Attention: Investor Relations, or by telephone at (817) 761-6100.

PARTICIPANTS IN THE SOLICITATION

KMG, Cabot Microelectronics, their respective directors and certain of their executive officers and employees may be deemed participants in the solicitation of proxies from KMG shareholders in connection with the proposed transaction under SEC rules. Information

Phone: 817.761.6100 ● Fax: 817.720.1043

www.kmgchemicals.com ● NYSE: KMG

7

regarding Cabot Microelectronics’ directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on November 15, 2017, and in its definitive proxy statement filed with the SEC on January 23, 2018 in connection with its 2018 annual meeting of stockholders. Information regarding KMG’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on October 16, 2017, and in its definitive proxy statement filed with the SEC on November 3, 2017 in connection with its 2017 annual meeting of shareholders. Information regarding the persons who may be deemed to be participants in the solicitation of KMG shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contact:

Colleen Mumford

Director of Investor Relations

Cabot Microelectronics Corporation

(630) 499-2600

Eric Glover

Investor Relations Manager

KMG Chemicals

(817) 761-6006

Phone: 817.761.6100 ● Fax: 817.720.1043

www.kmgchemicals.com ● NYSE: KMG

8